October 26, 2012

Ryan C. Larrenaga

225 Franklin Street

Boston, MA 02110

(617) 385-9536

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-1004

Attn: Deborah O’Neill Johnson

Re: Columbia Funds Series Trust (the “Registrant”); File No. 333-184403

Dear Ms. Johnson:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (the “Registration Statement”) relating to the issuance of shares in connection with the reorganizations of:

1)	the Columbia Multi-Advisor International Value Fund series of Columbia Funds Series Trust II (File No. 811-21852) into the Columbia Overseas Value Fund series of the Registrant;

2)

the Columbia Portfolio Builder Moderate Conservative Fund series of Columbia Funds Series Trust II (File No. 811-21852) into the Columbia Moderate Conservative Fund (formerly, Columbia LifeGoal® Income & Growth Portfolio) series of the Registrant; and

3)

the Columbia Portfolio Builder Moderate Aggressive Fund series of Columbia Funds Series Trust II (File No. 811-21852) into the Columbia Moderate Aggressive Fund (formerly, Columbia LifeGoal® Balanced Growth Portfolio) series of the Registrant (collectively, the “Reorganizations”).

The Registration Statement is proposed to become effective on November 26, 2012 pursuant to Rule 488 under the Securities Act of 1933, as amended. We would greatly appreciate receiving any comments you might have at your earliest convenience.

Please direct all of your questions and/or comments regarding this filing to Brian McCabe of Ropes & Gray LLP at 617.951.7801 or Brian.McCabe@ropesgray.com, or, in his absence, to Christopher Petersen of Ameriprise Financial at 612.671.4321 or christopher.o.petersen@ampf.com.

Very truly yours,

/S/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Series Trust